Exhibit 34.1

Report of Independent Registered Public Accounting Firm

The Board of Directors
USAA Federal Savings Bank

We have examined management’s assertion, included in the accompanying Certification Regarding Compliance with the Applicable Servicing Criteria (the “Management Certification”), that USAA Federal Savings Bank (the “Bank”) complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB for the retail auto loan platform (the “Platform”), as defined in the Management Certification, except for the instances of material noncompliance described therein, as of December 31, 2006 and for the period from February 22, 2006 through December 31, 2006, except for criteria 1122(d)(1)(iii), 1122(d)(2)(iv), 1122(d)(2)(v), 1122(d)(2)(vi), 1122(d)(3)(ii), 1122(d)(3)(iii), 1122(d)(3)(iv), 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii), and 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities performed by them with respect to the Platform covered by this report. See Appendix A for the asset backed transactions covered by the Platform. Management is responsible for the Bank’s compliance with those servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Bank’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset backed transactions and securities that comprise the platform, testing of less than all of the servicing activities related to the Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank’s compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with servicing criteria applicable to the Bank’s Platform during the period from February 22, 2006 through December 31, 2006: CFR Item 1122(d)(3)(i): The First Priority Principal Payment in the monthly servicing reports filed as exhibits in two Reports on Form 10-D was not calculated accurately. In addition, one Report on Form 10-D required to be filed with the Commission was not timely filed.

The information in Appendix B of Management’s Certification, in the section Remediation Efforts is presented by the Bank for information purposes. Such information has not been subjected to the procedures applied in our examination of management’s assertion as described above and accordingly, we express no opinion on it.

In our opinion, except for the material noncompliance described in the third paragraph, the Bank complied, in all material respects, with the aforementioned servicing criteria, as of December 31, 2006 and for the period from February 22, 2006 through December 31, 2006.

/s/Ernst & Young LLP

San Antonio, TX
March 29, 2007

APPENDIX A

1)	USAA Auto Owner Trust 2006-1
2)	USAA Auto Owner Trust 2006-2
3)	USAA Auto Owner Trust 2006-3
4)	USAA Auto Owner Trust 2006-4